January 8, 2016

VIA EDGAR SUBMISSION
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lincoln Educational Services Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 16, 2015
Response Dated October 19, 2015
File No. 000-51371

Dear Mr. Spirgel:

This letter responds to the Staff’s request to us for additional information made during a November 12, 2015 telephone conversation between us and members of the Staff, Carlos Pacho, Senior Assistant Chief Accountant, Ivette Leon, Chief Accountant, and Clair DeLabar, Senior Staff Accountant, related to the above referenced response letter submitted by Lincoln Educational Services (together with its subsidiaries, the “Company”). For convenience of the Staff, we reproduce in bold below the text of the numbered comment in the Staff’s comment letter dated October 19, 2015 as well as the Staff’s request for additional information received on November 12, 2015 via telephone and follow with our own response.

Financial Statements

Revenue Recognition, page F-11

1. We note in your response to comment 3 that you reassess collectability of tuition and fees when a student withdraws. Tell us whether you continue recognizing revenue for the remainder of the term or program subsequent to the withdrawal date. If so, please tell us, in greater detail, about your historical collections experience with students who become responsible for tuition and related fees due to withdrawal or loss of financial aid eligibility. If your historical collection experience with students who become responsible of a balance due to withdrawal do not support that collectability is reasonably assured, then you should recognize revenue on a cash basis.

Include analysis on whether any additional adjustments should be made if incremental revenue was not deemed collectible.

If a student withdraws from one of our institutions prior to the completion of the academic term or program period, we have refunded the portion of tuition and fees already paid that, pursuant to our refund policy and applicable federal and state law and accrediting agency standards, we are not entitled to retain. Generally, the amount to be refunded to a student is calculated based upon the period of time that the student has attended classes and the amount of tuition and fees paid by the student as of their withdrawal date. These refunds typically reduce deferred tuition revenue and cash on our consolidated balance sheets as we do not recognize tuition revenue in our consolidated statement of income (loss) until the related refund provisions have lapsed. Upon a student’s withdrawal, we have recognized revenue through the student’s withdrawal date.

In addition, we have immediately recognized incremental revenue that we are entitled to retain upon a student’s withdrawal under the terms of the state refund policy and the existing contract. As part of our reassessment of revenue recognition, we believe we have been able to reliably estimate the uncollectable accounts receivable amount based on historical collection experience on a portfolio basis. As a result, we have recorded a charge to bad debt expense to recognize such amounts. A significant portion of this revenue recognized upon withdrawal has represented the acceleration of true deferred revenue (i.e. where cash has already been received from the student). The effect has been that the net amount recognized at the time of withdrawal and related reassessment has been for an amount for which collectability was reasonably assured. As further described below, the net amounts recognized in earnings upon withdrawal in excess of cash already received have not been material historically.

After consideration of industry practice and the views expressed by the Staff, we now acknowledge that the correct accounting relating to students who have withdrawn is to recognize incremental revenue only when cash is received based on the view that the reassessment of the “reasonably assured” condition must occur at the individual student level rather than at the portfolio level. Under the individual student level approach, it would be difficult to meet the reasonably assured condition for students who have withdrawn because of the uncertainty associated with whether an individual student will make payment. As such, we have determined that, in the future, we will record incremental revenue earned upon a student withdrawing only when cash is received. Based upon our analyses, the estimated amount to be recorded as a result of this correction is a net reversal of revenue of approximately $0.3 million from operations (approximately 0.1% of revenue) and approximately $0.2 million of bad debt expense, resulting in a net reduction to net loss of $0.1 million (approximately 0.8% of net loss) which is not material.  Further, the error has no impact on basic or diluted earnings per share. Also, we have noted the impact to each of our reporting segments for the previously filed 2015 quarterly results and have concluded that the impact to each segment’s revenue and operating income (loss) was not material. The Company intends to correct the immaterial error during the 4th quarter of 2015 by recording a one-time charge included in the consolidated financial statements for the year ended December 31, 2015 for students who have withdrawn and revenue in excess of cash received that has been previously recognized.

We have analyzed the impact of the uncorrected error for the years ended December 31, 2014 and 2013 assuming revenue was recognized for students who withdrew when the cash was received. Given our practice of reserving for student balances based on historical collection experience, the impact to the Company’s financial statements was not material, representing approximately $0.3 million or 0.4% of revenue and approximately $0.2 million or 0.5% of net loss for the year ended December 31, 2014 and approximately $0.1 million or less than 0.1% of revenue and approximately $0.1 million or less than 0.1% of net loss for the year ended December 31, 2013.  In evaluating the materiality for each of the quarters ended March 31, June 30 and September 30 and the respective year-to-date periods for 2015, 2014 and 2013, the Company considered both the qualitative and quantitative factors as noted in the SEC Staff Guidance (i.e. SAB No. 99 Topic 1M – Materiality and SAB No. 108 Topic N – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements). We concluded that the errors were not material.

The following summarizes our analysis of the impact of the uncorrected error in accounting related to the recognition of revenue for students who have withdrawn from one of our institutions prior to completion of their program for each of the quarters ended March 31, June 30 and September 30 and the respective year-to-date periods for 2015, 2014 and 2013, respectively. Based upon the quantitative results presented below as well as qualitative factors, including, but not limited to, (1) whether the potential area of concern or misstatement is capable of precise measurement or if it is management’s estimate,  (2) whether any regulatory or compliance issues have been noted as a result of the misstatement, and (3) if the potential misstatement affects management’s compensation, we concluded that the impact to the results previously reported for all respective periods was not material.

Lincoln Educational Services Corporation
Quarterly Impact of Change in Methodology Related to Revenue Recognition for Withdrawn Students
(dollars in thousands)

2015
	Revenue
Period	As Reported	Adjustment	As Adjusted	% Change
For the Quarter Ended March 31, 2015 (1)	$76,720	$(19)	$76,701	0.0%
For the Quarter Ended June 30, 2015 (2)	$72,393	$(99)	$72,294	-0.1%
For the Quarter Ended September 30, 2015 (3)	$79,046	$(210)	$78,836	-0.3%
For the Nine Months Ended September 30, 2015 (3)	$228,159	$(328)	$227,831	-0.1%

	Selling, General and Administrative Expenses
Period	As Reported	Adjustment	As Adjusted	% Change
For the Quarter Ended March 31, 2015 (1)	$(44,009)	$13	$(43,996)	0.0%
For the Quarter Ended June 30, 2015 (2)	$(41,248)	$69	$(41,179)	-0.2%
For the Quarter Ended September 30, 2015 (3)	$(34,944)	$151	$(34,793)	-0.4%
For the Nine Months Ended September 30, 2015 (3)	$(120,201)	$233	$(119,968)	-0.2%

	Net (Loss)/Income
Period	As Reported	Adjustment	As Adjusted	% Change
For the Quarter Ended March 31, 2015 (1)	$(6,883)	$(6)	$(6,889)	0.1%
For the Quarter Ended June 30, 2015 (2)	$(7,605)	$(30)	$(7,635)	0.4%
For the Quarter Ended September 30, 2015 (3)	$2,581	$(59)	$2,522	-2.3%
For the Nine Months Ended September 30, 2015 (3)	$(11,907)	$(95)	$(12,002)	0.8%

	Total Assets
Period	As Reported	Adjustment	As Adjusted	% Change
For the Year-Ended March 31, 2015 (1)	$176,896	$(6)	$176,890	0.0%
For the Year-Ended June 30, 2015 (2)	$175,593	$(36)	$175,557	0.0%
For the Year-Ended September 30, 2015 (3)	$221,908	$(95)	$221,813	0.0%

(1)	As reported within Lincoln Educational Services 1st Quarter Form 10Q filed with the SEC on May 11, 2015.
(2)	As reported within Lincoln Educational Services 2nd Quarter Form 10Q filed with the SEC on August 7, 2015.
(3)	As reported within Lincoln Educational Services 3rd Quarter Form 10Q filed with the SEC on November 6, 2015.

2014
	Revenue
Period	As Reported	Adjustment	As Adjusted	% Change
For the Quarter Ended March 31, 2014 (1)	$79,202	$(202)	$79,000	-0.3%
For the Quarter Ended June 30, 2014 (2)	$76,389	$(300)	$76,089	-0.4%
For the Quarter Ended September 30, 2014 (3)	$83,982	$(309)	$83,673	-0.4%
For the Quarter Ended December 31, 2014 (4)	$85,449	$(457)	$84,992	-0.5%
For the Year Ended December 31, 2014 (4)	$325,022	$(1,268)	$323,754	-0.4%

	Selling, General and Administrative Expenses
Period	As Reported	Adjustment	As Adjusted	% Change
For the Quarter Ended March 31, 2014 (1)	$(46,118)	$139	$(45,979)	-0.3%
For the Quarter Ended June 30, 2014 (2)	$(45,071)	$207	$(44,864)	-0.5%
For the Quarter Ended September 30, 2014 (3)	$(41,712)	$217	$(41,495)	-0.5%
For the Quarter Ended December 31, 2014 (4)	$(35,540)	$324	$(35,216)	-0.9%
For the Year Ended December 31, 2014 (4)	$(168,441)	$887	$(167,554)	-0.5%

	Net (Loss)/Income
Period	As Reported	Adjustment	As Adjusted	% Change
For the Quarter Ended March 31, 2014 (1)	$(11,094)	$(63)	$(11,157)	0.6%
For the Quarter Ended June 30, 2014 (2)	$(11,596)	$(93)	$(11,689)	0.8%
For the Quarter Ended September 30, 2014 (3)	$(38,081)	$(92)	$(38,173)	0.2%
For the Quarter Ended December 31, 2014 (4)	$4,638	$(133)	$4,505	-2.9%
For the Year Ended December 31, 2014 (4)	$(57,937)	$(381)	$(58,318)	0.7%

	Total Assets
Period	As Reported	Adjustment	As Adjusted	% Change
For the Year-Ended March 31, 2014 (1)	$242,058	$(63)	$241,995	0.0%
For the Year-Ended June 30, 2014 (2)	$240,159	$(156)	$240,003	-0.1%
For the Year-Ended September 30, 2014 (3)	$195,447	$(248)	$195,199	-0.1%
For the Year-Ended December 31, 2014 (4)	$213,707	$(381)	$213,326	-0.2%

(1)	As reported within Lincoln Educational Services 1st Quarter Form 10Q filed with the SEC on May 9, 2014
(2)	As reported within Lincoln Educational Services 2nd Quarter Form 10Q filed with the SEC on August 8, 2014.
(3)	As reported within Lincoln Educational Services 3rd Quarter Form 10Q filed with the SEC on November 7, 2014.
(4)	As reported within Lincoln Educational Services Annual Filing Form 10K filed with the SEC on March 14, 2015.

2013
	Revenue
Period	As Reported	Adjustment	As Adjusted	% Change
For the Quarter Ended March 31, 2013 (1)	$85,387	$(298)	$85,089	-0.3%
For the Quarter Ended June 30, 2013 (2)	$80,943	$(178)	$80,765	-0.2%
For the Quarter Ended September 30, 2013 (3)	$87,740	$307	$88,047	0.3%
For the Quarter Ended December 31, 2013 (4)	$87,442	$51	$87,493	0.1%
For the Year Ended December 31, 2013 (4)	$341,512	$(118)	$341,394	0.0%

	Selling, General and Administrative Expenses
Period	As Reported	Adjustment	As Adjusted	% Change
For the Quarter Ended March 31, 2013 (1)	$49,348	$(212)	$49,136	-0.4%
For the Quarter Ended June 30, 2013 (2)	$45,066	$(125)	$44,941	-0.3%
For the Quarter Ended September 30, 2013 (3)	$42,589	$218	$42,807	0.5%
For the Quarter Ended December 31, 2013 (4)	$38,975	$36	$39,011	0.1%
For the Year Ended December 31, 2013 (4)	$175,978	$(83)	$175,895	0.0%

	Net (Loss)/Income
Period	As Reported	Adjustment	As Adjusted	% Change
For the Quarter Ended March 31, 2013 (1)	$(7,832)	$(86)	$(7,918)	1.1%
For the Quarter Ended June 30, 2013 (2)	$(10,395)	$(53)	$(10,448)	0.5%
For the Quarter Ended September 30, 2013 (3)	$961	$89	$1,050	9.3%
For the Quarter Ended December 31, 2013 (4)	$5,732	$15	$5,747	0.3%
For the Year Ended December 31, 2013 (4)	$11,534	$(35)	$11,499	-0.3%

	Total Assets
Period	As Reported	Adjustment	As Adjusted	% Change
For the Year-Ended March 31, 2013 (1)	$298,658	$(86)	$298,572	0.0%
For the Year-Ended June 30, 2013 (2)	$287,140	$(139)	$287,001	0.0%
For the Year-Ended September 30, 2013 (3)	$290,286	$(50)	$290,236	0.0%
For the Year-Ended December 31, 2013 (4)	$305,949	$(35)	$305,914	0.0%

(1)	As reported within Lincoln Educational Services 1st Quarter Form 10Q filed with the SEC on May 7, 2013.
(2)	As reported within Lincoln Educational Services 2nd Quarter Form 10Q filed with the SEC on August 9, 2013.
(3)	As reported within Lincoln Educational Services 3rd Quarter Form 10Q filed with the SEC on November 8, 2013.
(4)	As reported within Lincoln Educational Services Annual Filing Form 10K filed with the SEC on March 11, 2014.

In connection with responding to your comments and with this submission, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to the disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss our responses to your comments at any time.  You may reach the undersigned at (973) 736-9340.

Very Truly Yours,

/s/ Brian Meyers
Brian Meyers
Chief Financial Officer

cc:	Claire DeLabar, Senior Staff Accountant
Ivette Leon, Assistant Chief Accountant
Carlos Pacho, Senior Assistant Chief Accountant
Justin Kisner, Staff Attorney
Paul Fischer, Staff Attorney